Exhibit (a)(5)(i)

NII HOLDINGS ANNOUNCES TENDER OFFER FOR 4.25% CONVERTIBLE SENIOR NOTES DUE 2023

RESTON, Va., February 5, 2020 - NII Holdings, Inc. (“NII” or the “Company”) today announced a tender offer (the “Tender Offer”) to purchase up to $103,100,000 aggregate principal amount (the “Maximum Tender Amount”) of its outstanding 4.25% Convertible Senior Notes due 2023 (the “Notes”). As of February 4, 2020, there were $113.0 million aggregate principal amount of the Notes outstanding.

Upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated February 5, 2020 (the “Offer to Purchase”), the Company is offering to pay, in cash, an amount equal to $1,075 per $1,000 principal amount of Notes purchased, plus accrued and unpaid interest from the last interest payment date on the Notes to, but not including, the date of payment for the Notes accepted in the Tender Offer. The Tender Offer will expire at 11:59 p.m., New York City time, on March 4, 2020, or any other date and time to which the Company extends such Tender Offer (such date and time, as it may be extended, the “Expiration Date”), unless earlier terminated.

The Tender Offer is not conditioned upon a minimum amount of Notes being tendered, and there can be no assurance that the Tender Offer will be subscribed for in any amount. If the Company receives tenders of Notes in excess of the Maximum Tender Amount, it will accept for purchase an aggregate principal amount of Notes equal to the Maximum Tender Amount, allocated among the tendering holders on a pro rata basis in accordance with the respective principal amounts of Notes tendered by each holder. For Notes that have been validly tendered (and not validly withdrawn) at or prior to the Expiration Date and that are accepted for purchase pursuant to the Tender Offer, settlement is expected to occur within three business days following the Expiration Date, assuming the conditions to the Tender Offer have been either satisfied or waived by the Company at or prior to the Expiration Date, as further described in the Offer to Purchase. The Company expressly reserves the right for any reason, subject to applicable law, to extend, abandon, terminate or amend the Tender Offer. If the Company purchases the Maximum Tender Amount of the outstanding Notes, through this Tender Offer or otherwise, the Company intends to exercise its right under the indenture governing the Notes to redeem the Notes that remain outstanding at such time for a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase that is being sent to holders of the Notes. A copy of the Offer to Purchase may be obtained from the Information Agent for the Tender Offer, D.F. King & Co., Inc., by calling (866) 796-1290 (toll-free), (212) 269-5550 (collect) or by email at nii@dfking.com (mailto:nii@dfking.com).

J.P. Morgan Securities LLC is acting as the Dealer Manager for the Tender Offer. Questions regarding the Tender Offer may be directed to J.P. Morgan Securities LLC at (800) 261-5767.

Important Information Regarding the Tender Offer

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any and all of the Company’s outstanding 4.25% Convertible Senior Notes due 2023. The Tender Offer will be made solely by the Offer to Purchase and related materials, as they may be amended or supplemented. Holders of Notes should read the Company’s Tender Offer statement on Schedule TO filed with the SEC in connection with the Tender Offer, which will include as exhibits the Offer to Purchase and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, holders may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the Tender Offer.

This press release does not set forth all of the terms and conditions of the Tender Offer. Noteholders should carefully read the Offer to Purchase and related materials for a complete description of all terms and conditions before making any decision with respect to the Tender Offer. None of the Company, its board of directors, its officers, the Dealer Manager, the depositary, the Information Agent or the trustee with respect to the Notes, or any of their respective affiliates, makes any recommendation that holders tender or refrain from tendering all or any portion of the principal amount of their Notes, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Notes and, if so, the principal amount of Notes to tender.

About NII Holdings, Inc.

Visit NII Holdings’ website at www.nii.com.

Media Contacts:

NII Holdings, Inc.

1405 S Fern Street, #93001

Arlington, VA 22202

(703) 390-5100

www.nii.com

Investor and Media Relations: Dan Freiman

(703) 547-5209

dan.freiman@nii.com